Exhibit 99.88

CONSENT OF L. MELIS

In connection with the technical report entitled “Technical Report Prepared for Franco-Nevada Corporation, in Respect of the Prosperity Gold-Copper Project, British Columbia, Canada, Owned by Taseko Mines Limited” dated May 12, 2010 (the “Prosperity Report”), the undersigned hereby consents to reference to the undersigned’s name and information derived from Sections 16.1 to 16.12 of the Prosperity Report included or incorporated by reference in the Registration Statement on Form 40-F being filed by Franco-Nevada Corporation with the Untied States Securities and Exchange Commission.

/s/ Lawrence A. Melis
	Name:	Lawrence A. Melis, P. Eng.
	Title:	President, Melis Engineering Ltd.

Date: August 26, 2011